HART & TRINEN, LLP

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

William T. Hart, P.C.		Email: harttrinen@aol.com
Donald T. Trinen		Facsimile: (303) 839-5414
(303) 839-0061

Will Hart

August 2, 2011

Parker Morrill

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Vanguard Energy Corporation Registration Statement on Form S-1 File No. 333-174194

This office represents Vanguard Energy Corporation (the “Company”).  Amendment No. 2 to the Company’s registration statement on Form S-1 has been filed with the Commission.  This letter provides the Company’s responses to the comments received from the staff by letter dated July 20, 2011.  The paragraph numbers in this letter correspond with the numbered paragraphs in the staff’s comment letter.  The number under the “page number” column indicates the page number in the Registration Statement where the response to the comment can be found.  A number preceded with the letter “F” indicates the page number of the financial statements where the response to the comment can be found.

Page Number

1. We thought the price of $1.35 was more convenient, and not materially different than a price of $1.375, for purposes of the tables in the Capitalization and Dilution sections of the prospectus.

2. Comment complied with.	4, 22, 23, 27, 28, 32, 33, 36, 38

3. Comment complied with.	1

4. Comment complied with.	1

5. Comment complied with.	1, 4, 45

6. Comment complied with.	4, 45

7. Comment complied with.	19

8. Comment complied with.	19

9. Comment complied with.	24

10. Note 9 to the financial statements has been revised to conform to the amount the Company plans to spend with the proceeds from this offering.	F-16

11. Comment complied with.	23

12.                Exxon’s overriding royalty interest is determined by subtracting the royalties owned by anyone else from 25%.  Typically, the other royalties include the landlowner’s royalty and may include a royalty given to the lease broker and to the geologist who assembled the prospect.  Exxon’s royalty may be 25% or 1%, but in any event, the Company’s net revenue interest in the lease will be 75%, irrespective of the amount of Exxon’s overriding royalty.  A typical investor wants to know the Company’s share of the cost of drilling, completing and operating a well (i.e. the working interest) versus the Company’s share of the production from the well (i.e. net revenue interest).  A typical investor does not really care who has overriding royalty interests (unless an override is held by an officer, director or affiliate of the Company, which is not the case in this instance).  We have disclosed that if the Company drills a well on the lease, the Company will have a 100% working interest (75% net revenue interest) in the well.  While Exxon’s override is part of the 25% net revenue interest which the Company does not have, what is important is the amount of the Company’s net revenue interest, as opposed to who has the net revenue interest not owned by the Company.

We have disclosed Exxon’s preferential right to purchase oil production from any wells drilled on the lease.  We have not disclosed Exxon’s preferential right to purchase gas produced from any wells drilled on the lease since commercial quantities of gas are not normally found in wells drilled in the Batson Dome Field.

26

13.                We believe that all material terms of the Underwriting Agreement have been disclosed. As you will note from amendment No. 1 to the registration statement, the underwriter no long has a first right of refusal.

14. See our response to comment #1.

15. The table for Estimated Quantities of Proved Reserves has been revised to correct typographical errors. The revised table agrees with the reported amounts on page F-26.	F-19

16. Comment complied with.	F-20, F-26

17.                The reserve quantities shown in Note 12 to the March 31, 2011 financial statements differ from those shown in Note 4 to the Batson Dome Wells financial statement for two reasons.  First, the reserves shown in Note 4 to the Batson Dome Wells financial statements are for 100% of the working interests for these properties.  The Company acquired only a

90% working interest in these properties.  Please refer to the first two paragraphs of Note 1 to the Batson Dome Wells financial statements and the explanatory paragraph to Exhibit 99.  Second, the reserves acquired, as shown in Note 12 to the March 31, 2011 financial statements include those quantities associated with the Company’s separate acquisitions of working interests for 220 acres as disclosed in Note 3 to the March 31, 2011 financial statements.

18. Comment complied with.	F-30

19. The reconciliations which are the subject of this comment have been revised.	F-33

20. Comment complied with.	Exhibit 10.10

21. Comment complied with.	Exhibit 5

22. The Company’s fiscal year end is September 30. As shown in the Company’s financial statements, from the date of the Company’s inception to September 30, 2010 the Company did not have any revenues.

23. The Company’s fiscal year end is September 30. As disclosed on page 23 to the amended registration statement, the Company did not drill any wells prior to September 30, 2010. As disclosed on page 28 of the amended registration statement, the Company drilled and completed four wells subsequent to September 30, 2010.	28

24. As disclosed on page 22 to the amended registration statement, as of July 15, 2011 the Company was reworking two wells.	22

25. The Company is not required to deliver any quantities of oil or gas in the future. As noted on page 32 of the amended registration statement, the Company’s agreement relating to the sale of its oil is renewed each month.	32

26. The disclosures which are the subject of this comment are in the table which appears on page 28 of the amended registration statement. The other table on page 28 of the amended registration statement indicates all of the Company’s leases are held by production.	28

27. Comment complied with.	29, 30

28.                The reserve report has been revised. As disclosed in the first two paragraphs of Note 1 to the Batson Dome Wells financial statements and the explanatory paragraph to Exhibit 99, the Company owns a 90% working interest in the fields covered by the reserve report.  The disclosures of the Company’s reserves were derived by multiplying the applicable amount in the reserve report by 90%.  Specifically, future development costs of $8,250,000 in the reserve report is reported at 90% (or $7,425,000) in the Standardized Measure of Oil & Gas in Note 12 to the Company’s financial statements.

Exhibit 99

29.                As noted in response to comment 28, the reserve report presents reserve quantities for the entire field (i.e. a 100% working interest).  Accordingly, the information in the reserve report was multiplied by  the Company’s 90% working interest in the leases.  Second, the discounted future net cash flows in the reserve report were computed on a pre-tax basis.  In deriving the standardized measures included in the registration statement and Note 12, the Company deducted estimated future income taxes.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & TRINEN, L.L.P.

/s/ William Hart

William T. Hart